UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 16, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 16TH, 2025

DATE, TIME AND PLACE: December 16th, 2025, at 11.00 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Claudio Giovanni Ezio Ongaro, Denísio Augusto Liberato Delfino, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino and Leonardo de Carvalho Capdeville, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Environmental, Social & Governance Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To acknowledge on the activities carried out by the Statutory Audit Committee; (4) To resolve on the proposal for distribution of profits to the Company’s shareholders; (5) To acknowledge on the Industrial Plan and to resolve on the Company’s budget for the year 2026; (6) To resolve on the cancellation of treasury shares, without reducing the Company's capital stock; (7) Presentation on Cyber Security; (8) To resolve on the amendment proposal of the Company's Cybersecurity Policy; (9) To resolve on the Statutory Audit Committee’s budget for the year 2026; (10) To resolve on the Corporate Calendar for the year 2026; and (11) To resolve on the Company’s Board of Directors’ Work Plan for the year 2026.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

December 16th, 2025

(1) Acknowledged on the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meeting held on December 16th, 2025, as reported by Mr. Nicandro Durante, Chairman of the CESG.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on December 16th, 2025, as reported by Mr. Denísio Augusto Liberato Delfino, Chairman of the CCR.

(3) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on December 16th, 2025, as reported by Mr. Gesner José de Oliveira Filho, Coordinator of the CAE.

(4) Approved based on the Section 46, 3rd and 4th paragraphs, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the proposal for distribution of profits to the Company’s shareholders, to be distributed as follows:

(i)        R$1,790,000,000.00 (one billion, seven hundred and ninety million reais), in the form of dividends, corresponding to R$0.7482883774 (zero point seven four eight two eight eight three seven seven four cents) of gross value per share, as follows: (i) the amount of R$1,379,193,385.62 (one billion, three hundred and seventy-nine million, one hundred and ninety-three thousand, three hundred and eighty-five reais and sixty-two cents) will be distributed based on the profit for the 2025 fiscal year; and (ii) the amount of R$410,806,614.38 (four hundred and ten million, eight hundred and six thousand, six hundred and fourteen reais and thirty-eight cents) will be distributed based on the expansion reserve composed of profits from previous fiscal years. The payment will be made until December 30th, 2025, without the application of any monetary restatement index, considering the date of December 19th, 2025, as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex-direito of dividend distribution.

(ii)        R$420,000,000.00 (four hundred and twenty million reais), as Interest on Shareholders’ Equity ("IE"), at R$0.1755760439 (zero point one seven five five seven six zero four three nine cents) of gross value per share. The payment will be made until June 30th, 2026, without the application of any monetary restatement index, considering the date of December 22nd, 2025, as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex-direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

December 16th, 2025

The gross amount per share may be modified due to the variation in the number of treasury shares.

(5) Acknowledged on the general conditions of the Company’s Industrial Plan for the years of 2026-2028 and approved the budget guidelines of the Company, to be used for the year 2026.

(6) Approved the cancellation of treasury shares, in the amount of 28,678,509 (twenty-eight million, six hundred and seventy-eight thousand, five hundred and nine) common shares, with no par value, issued by the Company, without reducing the capital stock.

Due to the cancellation of shares as deliberated, the Company's share capital is now divided into 2,392,125,889 (two billion, three hundred ninety-two million, one hundred twenty-five thousand, eight hundred eighty-nine) common shares, all registered, book-entry, and without par value. Accordingly, Article 5 of the Company's Bylaws, which addresses the Company's share capital, must be adjusted at the next Shareholders’ Meeting to be convened by the Company. It was emphasized that the current share repurchase plan remains in effect, subject to the established limits.

(7) Acknowledged on the general premises and main projects related to Cyber Security, according to the material presented, which is filed at the Company’s head office.

(8) Ratified the approval of the amendment of the Company's Cybersecurity Policy, according to the proposal presented and based on the favorable evaluation of the CCR, recorded at its meeting held on December 16th, 2025.

(9) As provided by CVM Resolution nº 23/2021 and the Internal Rules of the CAE, approved the budget allocation of the Statutory Audit Committee of the Company for the year 2026, exclusively intended for the purpose of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts.

(10) Approved the proposal for the Company's Calendar of Corporate Events for the year 2026.

(11) Approved the Company’s Board of Directors’ Work Plan for the year 2026.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

December 16th, 2025

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), December 16th, 2025.

FABIANE RESCHKE

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 16, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer